NUSSBAUM YATES BERG KLEIN & WOLPOW, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 16

May 22, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pervasip Corp.

We have read the statements that we understand Pervasip Corp. will include under item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under item 4.01.

Very truly yours,

Nussbaum Yates Berg Klein & Wolpow, LLP

Nussbaum Yates Berg Klein & Wolpow, LLP

445 Broad Hollow Road Suite 319
Melville, NY 11747
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